RECIPROCAL INDEMNITY AGREEMENT
(Re: Shortfall Guarantees)

THIS AGREEMENT made as of October 8, 2021 among Burcon NutraScience Holdings Corp. ("**Burcon**"), [redacted] ("[redacted]"), [redacted] ("[redacted]") and [redacted] ("[redacted]", and together with [redacted] and [redacted] collectively referred to as the "**Guarantors**", and each sometimes referred to individually as a "**Guarantor**"). [commercially sensitive information redacted]

WHEREAS Merit Functional Foods Corporation (the "**Borrower**") and Export Development Canada ("**EDC**") have entered into an arrangement whereby EDC has agreed to advance the balance of $2,800,000 of subordinated debt which remains to be drawn by the Borrower from EDC, in its capacity as subordinate lender, pursuant to a loan agreement dated as of April 24, 2020 between the Borrower and EDC, as amended by a first amending agreement dated August 27, 2020 (the "**Loan Agreement**");

AND WHEREAS pursuant to the above-referenced arrangement, the Guarantors have each agreed, pursuant to a Guarantee dated as of October 8, 2021 entered into between each respective Guarantor and EDC, to guarantee on a several basis, in favour of EDC, the Borrower's obligation to cure or cause to be cured an existing shortfall in the Borrower's most recent financial model in the amount of $10,000,000 (the "**Guarantee Obligations**");

AND WHEREAS the parties hereto wish to enter into this Agreement in order to: (i) provide for an indemnification by Burcon in favour of the Guarantors; and (ii) set out their respective rights and obligations as between the Guarantors in the event that any of them is called upon to make payment under any of the Guarantee Obligations in a manner that is disproportionate to their respective direct or indirect proportionate ownership interest in the Borrower, such that any amounts paid by the Guarantors shall, as between Burcon and the Guarantors, be proportional to their respective direct or indirect proportionate ownership interest in the Borrower (for greater certainty, such proportionate interest being as among Burcon and the Guarantors only and not factoring in any ownership interest of Tirem Holdings Inc.);

NOW THEREFORE in consideration of the covenants hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. DEFINITIONS

Capitalized terms herein used but not defined shall have the meanings given to them in the Loan Agreement.

2. INDEMNIFICATION

(a) If any Guarantor (each, a "**Paying Guarantor**") is required to make any payment to EDC and makes such payment in connection with a Guarantee Obligation (a "**Payment**"), in respect of which Guarantee Obligation any other Guarantor and Burcon (each, a "**Contributing Party**") has not made a corresponding payment equal to its Contributive Share (as defined hereunder) of the applicable Guarantee Obligation (the difference between such Contributing Party's Contributive Share thereof and the amount actually paid, if any by such Contributing Party in respect thereof, hereinafter referred to as the "**Required Contribution Amount**"), such Contributing Party(ies) shall pay to the Paying Guarantor(s), in each instance, an amount so that, after payment of the Required Contribution Amount by such

Contributing Party(ies) to the Paying Guarantor(s), all obligations and liabilities in respect of the applicable Guarantee Obligation will have been borne by the Guarantors and Burcon in the following percentages:

Party	Contributive Share
Burcon NutraScience Holdings Corp.	44.44%
[redacted]	18.5%
[redacted]	18.5%
[redacted]	18.56%

[commercially sensitive information redacted]

As to each party, the percentage specified for such party above is referred to as such party's "**Contributive Share**".

(b) The Guarantors shall provide Burcon with regular updates containing information with respect to the Borrower's obligations to EDC under the Loan Agreement and its financial position so that Burcon will be able to reasonably evaluate and have sufficient time to make the necessary preparations to meet, in a timely manner, its obligations that may arise hereunder. The obligations of any Contributing Party in (a) above shall arise upon receipt by such Contributing Party of written notice from a Paying Guarantor given in accordance with the notice provisions of the Loan Agreement, which notice shall include a representation by such Paying Guarantor with respect to the Payment and reasonable details of the amount required to be paid by such Contributing Party and, in such event, such Contributing Party shall pay such amount to the Paying Guarantor within ten (10) business days of receipt of such notice from such Paying Guarantor. If such amount is not paid within such period, interest shall accrue on such amount from the date of receipt of such notice from the Paying Guarantor at an annual rate equal to the rate charged to Merit Functional Foods Corporation by its primary banking institution.

(c) If any Paying Guarantor is at any time reimbursed by the Borrower in whole or in part for any Payment as to which such Paying Guarantor has collected a Required Contribution Amount from any Contributing Party, such Contributing Party shall be entitled to recover from the Paying Guarantor such amount as is necessary in order that each Contributing Party has borne a share of the total net Payments in accordance with the percentages set forth in paragraph (a) above.

(d) The obligations of Burcon and the Guarantors under this Agreement shall terminate upon the termination of or release by EDC of the Guarantors' Guarantee Obligations.

3. NO MODIFICATION OR ASSIGNMENT OF GUARANTEE OBLIGATIONS

No Guarantor may modify or assign its respective Guarantee Obligations in any material respect, terminate its liability thereunder or agree to any increase, delay for performance, waiver, release, discharge, cancellation or reduction of its obligations pursuant thereto, including by way of any separate agreement with EDC with respect thereto or otherwise, without the prior written consent of Burcon and all of the other Guarantors (not to be unreasonably withheld).

4. NO EFFECT BY RE-EXECUTION OR REPLACEMENT OF LOAN AGREEMENT

The Guarantors' and Burcon's obligations hereunder shall not be diminished by any required re-execution of the Loan Agreement, or by the execution of amendments to the Loan Agreement, or (to the extent permitted by law) by the insolvency or dissolution of any of the Guarantors.

5. SEVERABILITY

Wherever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

6. SUCCESSORS AND ASSIGNS

This Agreement shall extend to and enure to the benefit of and shall be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. No Guarantor may assign any of its rights or obligations hereunder without the prior written consent of all of the other Guarantors.

7. AMENDMENTS AND WAIVER

No amendment to this Agreement shall be valid and binding unless set forth in writing and duly executed by all of the parties to this Agreement. No waiver of any breach of any provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, shall be limited to the specific breach waived.

8. INTERPRETATION

The division of this Agreement into sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation hereof.

9. CHOICE OF LAW

This Agreement shall be construed in accordance with the laws of the Province of Manitoba and the laws of Canada applicable therein.

10. COUNTERPARTS

This Agreement may be executed and delivered in any number of counterparts, either in original form or by facsimile or in pdf format, and which shall, collectively and separately, constitute one and the same instrument.

11. ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties, or either of them, with respect to the subject matter hereof.

[*signature page follows*]

IN WITNESS WHEREOF the undersigned have duly executed this Agreement as of the date first written above.

BURCON NUTRASCIENCE HOLDINGS CORP.

Per [redacted]

Name: Johann Tergesen
Title: Director

[redacted]

Witness

[redacted]

(signed by party signatory)

[redacted]

Witness

[redacted]

(signed by party signatory)

[redacted]

Witness

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(signed by party signatory)